May 5, 2017

VIA EDGAR

Securities and Exchange Commission

Branch of Document Control

Room 1004

450 Fifth Street, N.W.

Washington, DC 20549

RE:	Thrivent Variable Annuity Account I
1933 Act File No. 333-89488
1940 Act File No. 811-21111

Dear Sir or Madam:

Due to an administrative error, we did not provide an R Tag version of the 485(b) filing made on April 28, 2017. We are submitting an R Tag version with this correspondence. The R Tag is the only difference between the version filed with this correspondence and the 485(b) filing on April 28, 2017.

Please direct any comments or questions concerning this filing to me at (920) 628-2347.

Respectfully,

Cynthia K. Mueller

Senior Counsel